UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April  2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Re Directorate: CK Prahalad

19 April 2010

RE DIRECTORATE: CK PRAHALAD

The Board of Pearson notes with shock and deep sadness the death on 16 April 2010 of CK Prahalad, a non-executive director. The Board and the company wish to express sincere sympathies to CK's family and immense gratitude for his service to Pearson.

Coimbatore Krishnarao ('CK') Prahalad became a non-executive director of Pearson in May 2008 and offered the company his exceptional expertise as it shaped its expansion strategy in developing economies. He was a distinguished university professor of corporate strategy and international business at The University of Michigan Business School. He was also a non-executive director of NCR Corporation and Hindustan Unilever Corporation and director of the World Resources Institute and The Indus Entrepreneurs.

CK was also the author of a number of bestselling business books including Competing for the Future (with Gary Hamel); The Future of Competition (with Venkratram Ramaswamy); The Fortune at the Bottom of the Pyramid: Eradicating Poverty through Profits; and The New Age of Innovation (with MS Krishnan).

Pearson's chairman Glen Moreno said: "CK's death is a huge loss to Pearson and to the wider world of business and business education. He was a brilliant strategist and visionary who saw both tremendous growth in developing markets and the unique role that responsible companies could play in supporting opportunity and economic development. We will miss his friendship, his talent and his conviction that we must think about the developing world in a different way - all of which will leave a lasting legacy at Pearson."

ENDS

For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith   +44 (0)20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   19 April, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary